Exhibit 99.1

iClick Interactive Asia Group Limited Enters into a Definitive Merger Agreement for Going-Private Transaction

HONG KONG, November 24, 2023 /PRNewswire/ -- iClick Interactive Asia Group Limited (“iClick” or the “Company”) (NASDAQ: ICLK), a leading enterprise and marketing cloud platform in China that empowers worldwide brands with full-stack consumer lifecycle solutions, today announced that it has entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with TSH Investment Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”) and TSH Merger Sub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), pursuant to which, and subject to the terms and conditions thereof, Merger Sub will merge with and into the Company, with the Company continuing as the surviving company and becoming a wholly-owned subsidiary of Parent (the “Merger”).

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (a) each Class A ordinary share of the Company (each, a “Class A Share”) and each Class B ordinary share of the Company (each, a “Class B Share,” and together with each Class A Share, each a “Share”) issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares (as defined in the Merger Agreement), the Dissenting Shares (as defined in the Merger Agreement) and the Shares represented by American depositary shares of the Company (each, an “ADS,” representing five (5) Class A Shares), will be cancelled and cease to exist in exchange for the right to receive US$0.816 in cash per Share without interest (the “Per Share Merger Consideration”); (b) each ADS issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares), together with each Share represented by such ADSs, will be cancelled and cease to exist in exchange for the right to receive US$4.08 in cash per ADS without interest (the “Per ADS Merger Consideration,” together with Per Share Merger Consideration, the “Merger Consideration”); and (c) Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of Companies Act (Revised) of the Cayman Islands, will be cancelled and cease to exist in exchange for the right to receive the payment of fair value of such Dissenting Shares determined in accordance with Section 238 of the Companies Act (Revised) of the Cayman Islands.

The Merger Consideration represents a premium of approximately 3.3% to the closing price of the Company’s ADSs on December 19, 2022, the last trading day prior to the Company’s announcement of its receipt of the preliminary non-binding going-private proposal, and a premium of approximately 20% to the volume-weighted average closing price of the Company’s ADSs during the last 90 trading days prior to December 19, 2022.

Immediately following the consummation of the Merger, Parent will be beneficially owned by (i) Igomax Inc., which is wholly owned by Jian Tang, chairman of the board of directors of the Company (the “Board”), chief executive officer and co-founder of the Company, (ii) Bubinga Holdings Limited, which is wholly owned by Wing Hong Sammy Hsieh, a director and co-founder of the Company, (iii) Rise Chain Investment Limited, which is wholly owned by Jianjun Huang (collectively, the “Consortium”, and each, a “Consortium Member”), and (iv) certain shareholders of the Company who, along with the Consortium Members, have agreed to cancel their Shares (“Rollover Shares”) for no cash consideration in exchange for newly issued shares of Parent (together with such Consortium Members, the “Rollover Shareholders”), pursuant to a support agreement entered into concurrently with execution of the Merger Agreement (the “Support Agreement”). The Merger will be funded through a combination of (a) cash contribution from Rise Chain Investment Limited pursuant to an equity commitment letter entered into concurrently with execution of the Merger Agreement, (b) debt financing provided by New Age SP II, and (c) equity rollover by the Rollover Shareholders of their respective Rollover Shares pursuant to the Support Agreement.

The Board, acting upon the unanimous recommendation of a committee of independent and disinterested directors established by the Board (the “Special Committee”), unanimously approved the Merger Agreement and the Merger, and unanimously resolved to recommend that the Company’s shareholders vote to authorize and approve the Merger Agreement and the Merger. The Special Committee negotiated the terms of the Merger Agreement with the assistance of its independent financial and legal advisors.

The Merger, which is currently expected to close in the first quarter of 2024, is subject to customary closing conditions including an affirmative vote of shareholders representing at least two-thirds of the voting power of the outstanding Shares present and voting in person or by proxy at a meeting of the Company’s shareholders. The Rollover Shareholders have agreed to vote all of the Shares beneficially owned by them in favor of the authorization and approval of the Merger Agreement and the Merger pursuant to the Support Agreement. As of the date of this press release, the Rollover Shareholders beneficially own Shares that represent approximately 69% of the aggregate voting power of the Company, which is calculated by dividing the voting power beneficially owned by the Rollover Shareholders by the voting power of all of Class A Shares and Class B Shares issued and outstanding as of the date of this press release. If completed, the Merger will result in the Company becoming a privately-held company and its ADSs will no longer be listed on the Nasdaq Global Market.

Houlihan Lokey (China) Limited is serving as financial advisor to the Special Committee, Cleary Gottlieb Steen & Hamilton LLP is serving as U.S. legal counsel to the Special Committee, and Travers Thorp Alberga is serving as Cayman Islands legal counsel to the Company.

Ropes & Gray and Prospera Law LLP are serving as U.S. legal counsel to the Consortium, and Harney Westwood & Riegels is serving as Cayman Islands legal counsel to the Consortium.

Additional Information About the Merger

The Company will furnish to the U.S. Securities and Exchange Commission (the “SEC”) a current report on Form 6-K regarding the Merger, which will include as an exhibit thereto the Merger Agreement. All parties desiring details regarding the Merger are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the Merger, the Company will prepare and mail a Schedule 13E-3 Transaction Statement (the “Schedule 13E-3”). The Schedule 13E-3 will be filed with the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE SCHEDULE 13E-3 AND OTHER MATERIALS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE MERGER, AND RELATED MATTERS. In addition to receiving the Schedule 13E-3 by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the Merger, and related matters, without charge from the SEC’s website (http://www.sec.gov).

About iClick Interactive Asia Group Limited

Founded in 2009, iClick Interactive Asia Group Limited (NASDAQ: ICLK) is a leading enterprise and marketing cloud platform in China. iClick’s mission is to empower worldwide brands to unlock the enormous market potential of smart retail. With its leading proprietary technologies, iClick’s full suite of data-driven solutions helps brands drive significant business growth and profitability throughout the full consumer lifecycle. Headquartered in Hong Kong, iClick currently operates in eleven locations across Asia and Europe. For more information, please visit https://ir.i-click.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made; the possibility that financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement and the proxy statement to be filed by the Company. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:	In the United States:
iClick Interactive Asia Group Limited	Core IR
Catherine Chau	Tom Caden
Phone: +852 3700 0100	Tel: +1-516-222-2560
E-mail: ir@i-click.com	E-mail: tomc@coreir.com

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